March 8, 2016

Via Email

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2014
Filed April 30, 2015
File No. 1-14732
Response to Staff Comment Letter dated February, 8, 2016

Dear Mr. O’Brien:

Companhia Siderúrgica Nacional (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on February, 8, 2016 regarding the Company’s response, dated January 14, 2016, to the Staff’s December 15, 2015 letter, concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 and filed on April 30, 2015 (the “2014 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below such comments. All page numbers referred to herein are to the 2014 Form 20-F.

SEC Comment.

Note 2 – Summary of Significant Accounting Policies, page FS-8

2.n) Concessions, page FS-16

1)                  We have read your response to prior comment 1 in out letter to you dated December 15, 2015.

With reference to the guidance set forth in IFRIC 12, including paragraphs AG1-AG8, please provide us with the following additional information about each of your material concessions. This information should also address the material concession held within your equity method investments, TLSA and MRS.

•         Provide us with a general description of the terms and the conditions of the concession and the types of transactions entered into with your customers;

•         Tell us the public service nature of the obligations you have undertaken via these concessions agreements;

•         Tell us to what extent you operate the assets under the concession for your own use;

•         You state that the grantor of the concessions “effectively” neither regulates or controls to whom you provide services nor regulates or controls the prices charged to customers. With reference to specific terms of your concession agreements, please tell us the basis for this statement. Explain the use of term “effectively”. In doing so,

•                     clarify to what extent, if any, you do not control of regulate to whom services are provided and do not control prices charged to customers under each concession, and

•                     tell us any material circumstances in which a price you chose to charge a customer was changed by the concession grantor or if a price you request approval from the grantor to charge a customer was denied; and

•      You indicate that the concession and lease agreement for TECAR “technically” provides a maximum price that may be charged to customers. Please explain why there is a maximum price for a maximum of four days of stay for imports and six days exports if, for practical matters, most of your operations exceed these day limits. Also, explain the nature of the “other services” which require price approval by CDRJ. Explain why the agreement requires price approval and your process for obtaining such approval.

Response to Comments

•         Provide us with a general description of the terms and the conditions of the concession and the types of transactions entered into with your customers;

•         Tell us the public service nature of the obligations you have undertaken via these concessions agreements;

The general terms and conditions of the contracts, contract period, leased assets and refund on investments in concession agreements are presented below:

Concession	Concession / leasing Price	Contract period	Assets	Refund on investments
MRS	Paid upon signing: One-time payment of R$13,333,665.	30 years renewable for an additional 30-year period. The contract expires in 2026, renewable until 2056.	Assets related to cargo transportation in southeast rail network.	At the end of the contract, MRS will be made whole for investments and other related assets not fully depreciated.
Fixed payment: 116 quarterly installments of R$863,500, starting 1 year after signing the contract.
FTL(1)	Paid upon signing: One-time payment of R$331,560.	30 years renewable for an additional 30-year period. The contract expires in 2027, renewable until 2057.	Assets related to cargo transportation in northeast rail network.	At the end of the contract, FTL will be made whole for investments and other related assets not fully depreciated.
TLSA(1)	Fixed payment: 108 quarterly installments of R$25,000, starting 3 years after signing the contract.	30 years renewable for an additional 30-year period. The contract has been extended and expires in 2057.	FTL rail network only, TLSA rail network is under constructions.	At the end of the contract, TLSA will be made whole for investments and other related assets not fully depreciated.
TECAR	Paid upon signing: One-time payment of R$37,000,000.	25 years renewable for an additional 25-year period. The contract has been extended and expires in 2047.	Port facility for handling coal, coke and ore.	At the end of the contract, TECAR will be made whole for investments and other related assets not fully depreciated.
Fixed payment: Monthly payment of R$42,000.
Variable payment: Payment of R$0.30 per moved ton of coal;
TECON	Paid upon signing: One-time payment of R$R$39,000,000.	25 years renewable for an additional 25-year period. The contract expires in 2026, renewable until 2051.	Port facility for handling of containers, vehicles and other cargo.	At the end of the contract, TECON will be made whole for investments and other related assets not fully depreciated.
Fixed payment: 276 monthly installments of R$586,153.
Variable payment: Payment of R$10.00 per container and R$1.00 per moved vehicle.

_______________________________

1. FTL and TLSA were originally part of the same concession. In February 2013 the concession agreement was split between FTL and TLSA and each company was assigned rights to a specific line of the Northeast network.

Additionally, the public service nature of services, description of customers and price of the concession services are presented below:

Concession	Nature of obligations	Customers	Service Price
MRS

We are required to provide railroad and ancillary services for loading, unloading, transshipment and storage of freight. The services must meet the quality and safety standards set by the National Land Transportation Agency – ANTT.

Railroad transportation services may be freely provided upon demand, provided the potential client meets the legal requirements and commercial terms.

Rates are freely set within the reference fees approved by ANTT. For certain exceptional cargo, fees and special fees may be negotiated between the Concessionaire and the customer. Rates are adjusted for inflation and may be reviewed every five years to reflect market conditions and productivity.

FTL	We are required to provide railroad and ancillary services for loading, unloading, transshipment and storage of freight. The services must meet the quality and safety standards set by the ANTT.	Railroad transportation services may be freely provided upon demand, provided the potential client meets the legal requirements and commercial terms.

Rates are freely set within the reference fees approved by ANTT. For exceptional cargo, fees and special fees may be negotiated between the Concessionaire and the customer. Rates are adjusted for inflation and may be reviewed every five years to reflect market conditions and productivity.

TLSA
TECAR

We are required to provide infrastructure land and water access, equipment supply, transportation, receipt and delivery of cargo, loading and unloading of the ship, storage, weighing, monitoring, on-board services, storage, water and electricity supply to vessels, docking and undocking, storage of dangerous goods.

Port services may be freely provided upon demand, provided the potential client meets the legal requirements and commercial terms.

The contract provides maximum reference prices for a limited range of basic services, based on a market research of the prices of competitors and adjusted to incorporate the inflation. Prices are freely set by us for additional services (e.g., storage above the minimum periods, on-board services, docking and undocking, water and electricity supply to vessels, among others), provided we submit our price list for review by the regulatory agency (ANTAQ) to confirm prices are not abusive, along with CDRJ’s public price list and amounts charged by other similar port terminals. The price list may be change at our option, upon 30 days advance notice to ANTAQ.

TECON

We are required to provide infrastructure land and water access, equipment supply, transportation, receipt and delivery of cargo, loading and unloading of the ship, storage, weighing, monitoring, on-board services, storage, water and electricity supply to vessels, docking and undocking, storage of dangerous goods.

Port services may be freely provided upon demand, provided the potential client meets the legal requirements and commercial terms.

There is no maximum reference price to be charged to customers, but we must submit its price list for review by ANTAQ to confirm prices are not abusive, along with CDRJ’s public price list and amounts charged by other similar port terminals. The price list may be change at our option, upon 30 days advance notice to ANTAQ.

Response to Comment

•         Tell us to what extent you operate the assets under the concession for your own use;

All iron ore traded by the company in the seaborne market is shipped through the solid bulk terminal (TECAR). Moreover, TECAR handles other products such as coal, petroleum coke, sulfur and zinc concentrate for our own consumption and for various clients.

Rail transport services provided by MRS are essential to the supply of raw materials and shipment of our finished products. All export iron ore and all coal, coke and iron ore used in the Presidente Vargas Steelworks is transported by MRS, as well as some of the steel and cement produced by us.

We do not use the FTL rail network to transport our own cargo.

We use TECON to transport certain of our finished steel products.

The table below presents the percentage of CSN’s own use calculated based on the volume transported in 2014 by our concessions.

Concession	% for CSN own use
TECAR	88%
MRS	24%
FTL	0%
TECON	3%
TLSA[1]	In construction

(1)     TLSA Railway System is under construction.

Response to Comment

•         You state that the grantor of the concessions “effectively” neither regulates or controls to whom you provide services nor regulates or controls the prices charged to customers. With reference to specific terms of your concession agreements, please tell us the basis for this statement. Explain the use of term “effectively”. In doing so,

•                     clarify to what extent, if any, you do not control of regulate to whom services are provided and do not control prices charged to customers under each concession, and

All our concession agreements refer to “public service rail and port transport” without any restriction on whom we can provide the services to nor an obligation to provide services to specific customers. In case we and a particular customer were to fail to reach an agreement on commercial terms, the customer would have the right to appeal to the regulatory agency for the agency to arbitrate a decision on the matter. However, we never had any arbitrations regarding a commercial disagreement with our customers. Therefore, although regulatory agencies could theoretically overrule our commercial terms in an arbitration proceeding, this has never occurred and we were always free to set such terms, including prices, without interference.

In addition, railway transportation faces competition from other means of transportation, including highways, the main transportation mean in Brazil. As a result, we are required to negotiate competitive rates with customers and market prices rarely reach the price limits under our concessions.

The table below describes the extent of price restrictions over our concession contracts:

Concessions	Price Control extension
MRS

As of December 31, 2014, MRS’ main investors were: CSN, Minerações Brasileiras Reunidas S.A, Usiminas Participações e Logística S.A., Vale S.A and Gerdau S.A. Those companies were also the main customers of MRS, the total volume transported to them corresponded to 73% of the total volume transported by MRS in 2014. Prices charged from investors (as customers) were set upon mutual agreement of the various shareholders, based on market prices, and are lower than the limit approved by ANTT. Therefore, the price limits set by ANTT would be applicable to no more than 17% of the total transported volume of MRS. However, because the price limits are set above average market prices and MRS’ prices to third-parties are within market averages, the price limitations have no influence on actual prices. Further, prices are annually adjusted for inflation and every five years ANTT reviews market conditions to update price limits.

FTL

As the price limits are set above average market prices and FTL’s prices are within market averages, the price limitations have no influence on actual prices. Further, prices are annually adjusted for inflation and every five years ANTT reviews market conditions to update price limits. In this case, the competition of TFL with road transportation requires competitive rates with customers.

TLSA	Not applicable; under construction.
TECAR

We used 88% of TECAR’s total transported volume in 2014, therefore services to third-parties represented only 12% of the total transported volume in 2014. The rationale for the concession agreement requiring a price approval is to prevent cases in which we could charge abusive prices. As mentioned above, our proposed prices have always been approved.

TECON	There is no price control.

Response to Comment

•                     tell us any material circumstances in which a price you chose to charge a customer was changed by the concession grantor or if a price you request approval from the grantor to charge a customer was denied; and

Our prices to customers were never changed and our proposed prices were never denied approval by the grantor and/or regulatory agency.

Response to Comment

•      You indicate that the concession and lease agreement for TECAR “technically” provides a maximum price that may be charged to customers. Please explain why there is a maximum price for a maximum of four days of stay for imports and six days exports if, for practical matters, most of your operations exceed these day limits. Also, explain the nature of the “other services” which require price approval by CDRJ. Explain why the agreement requires price approval and your process for obtaining such approval.

The pricing structure set by CDRJ was based on international average lengths of stay in ports, but due to the bureaucracy and turnaround times of Brazilian governmental agencies involved in imports and exports, the actual length of stay at TECAR typically exceeds four days for imports and six days for exports.

The nature of other services that should be subject to prior price approval are: removal of cargo from vessels; water and electricity supply to vessels; storage of dangerous freights; work stoppages caused by lack of load on terminal or other reasons under the vessel owner’s responsibility; coal storage exceeding four days of stay for imports and six days for exports and moving loads other than coal.

The rationale for the concession agreement requiring a price approval is to prevent cases in which we could charge abusive prices. As mentioned above, our proposed prices have always been approved.

The approval process begins with us submitting a letter to ANTAQ with the proposed price list for their review to confirm prices are not abusive, along with amounts charged by other similar port terminals. The price list may be changed at our option, upon 30 days advance notice to ANTAQ. The approval is only a notice obligation, if there is no formal objection from ANTAQ within 30 days we are free to charge the new prices.

We hereby acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Maria Beatriz Martinez Alves at +55-11-3049-7537.

Sincerely,

/s/ Paulo Rogerio Caffarelli
Companhia Siderúrgica Nacional
By: Paulo Rogerio Caffarelli
Title: Executive Officer